WILLKIE FARR & GALLAGHER                              787 Seventh Avenue
                                                      New York, NY 10019-6099
                                                      Tel: 212 728 8000
                                                      Fax: 212 728 8111


August 25, 2005

VIA  EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Credit Suisse Opportunity Funds (the "Fund")
         Files Nos. File Nos. 033-92982 and 811-09054
         ----------------------------------------------------------------


Ladies and Gentlemen:

On behalf of the Fund, I hereby transmit for filing under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 26 ("Amendment No. 26") to the Fund's Registration Statement on Form N-1A (the "Registration Statement") which, pursuant to Section 310 of Regulation S-T, has been tagged to indicate the changes from Amendment No. 25 to the Fund's Registration Statement filed with the Securities and Exchange Commission (the "Commission") on April 1, 2005 ("Amendment No. 25").

Amendment No. 26 is marked to show changes in response to the comments of the Commission's staff (the "Staff") on Amendment No. 25 that were provided by Christian T. Sandoe of the Staff in a telephone conversation with Albert Cho. For the convenience of the Staff, the substance of those comments has been set forth below. The Fund's responses to each comment is set out immediately under the restated comment. Page references in the Fund's responses are to the Fund's revised Class A and Class C Prospectus (the "Revised Prospectus") filed as part of Amendment No. 26. Please note that conforming changes have also been made to the Fund's Common Class Prospectus, which was initially filed as part of Amendment No. 25. Various other stylistic and clarifying changes have also been made in Amendment No. 26.

PROSPECTUS:

1. KEY POINTS - OVERVIEW (P. 3): To the extent possible please reduce the amount of information in the "Overview" section of the prospectus by either incorporating that information into the Risk/Return Summary, to the extent possible, or moving it behind the Risk/Return Summary.

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Securities and Exchange Commission
August 25, 2005
Page 2


     Response: The "Overview" section has been revised as requested.

2. GOALS AND PRINCIPAL STRATEGIES - PRINCIPAL STRATEGIES (P. 4): Please provide additional information in the Risk/Return Summary to give investors a sense as to how much each Fund will invest within categories of underlying Credit Suisse Funds (e.g., money market, investment grade, high yield).

     Response: In order to address the Staff's comment without adding redundancies to the prospectus we have added disclosure referring investors to a chart on page 20 detailing approximately how much of each Fund will be invested in categories of underlying Credit Suisse Funds such as money market, investment grade, high yield, large and mid cap, small cap and international.

3. A WORD ABOUT RISK - PRINCIPAL RISKS (P. 6); RISK FACTORS (P. 31): Please include the principal risks of the underlying Credit Suisse Funds in the Risk/Return Summary and Risk Factors section of the prospectus.

     Response: We have made the requested change.

4.   A WORD ABOUT RISK - CONFLICTS OF INTEREST RISKS (P. 5); RISK FACTORS (P.
     31): Please consider whether "conflicts of interest risk" should be re-classified under "other risk factors."

     Response: We have re-classified "conflicts of interest risk" under "other risk factors."

5. INVESTOR EXPENSES - FEES AND FUND EXPENSES - FOOTNOTE 4 (P. 16): Please confirm whether the reference to "average daily net assets attributable to other investments" in the discussion of the management fee calculation means that the Funds intend to invest in other securities and other financial instruments in reliance on an exemptive order from the Commission.

     Response: As noted in the prospectus, the Funds intend to seek exemptive relief (i.e., page 30). The reference to "other investments" relates to the investments to be made by the Funds in reliance on such order, if obtained.

6. PORTFOLIO MANAGEMENT (P. 31); MEET THE MANAGERS (P. 39): Please provide the names and biographies of the portfolio managers and confirm that the reason why this information was not included in the initial filing was that it was unavailable at the time.

     Response: We have provided the requested information. The reason why this information was not included in the initial filing was that it was unavailable at the time.

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Securities and Exchange Commission
August 25, 2005
Page 3

7. PORTFOLIO MANAGEMENT SAI DISCLOSURE: Provide the portfolio manager information that was not included in the original filing.

     Response: We have provided this requested information.



                                * * * * * * * * *

We hope the Staff finds this letter and the revisions in Amendment No. 26 responsive to the Staff's comments on Amendment No. 25.

Should members of the Staff have any questions or comments concerning Amendment No. 26, please call the undersigned or Rose F. DiMartino of this office at (212) 728-8000.

Very truly yours,

/s/ Aaron D. Wasserman

Aaron D. Wasserman

cc:      Christian T. Sandoe
         Kevin Gao
         Rose F. DiMartino

                         CREDIT SUISSE OPPORTUNITY FUNDS
                              466 Lexington Avenue
                            New York, New York 10017

                                                              August 25, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


         Re:      Credit Suisse Opportunity Funds (the "Fund")
                  Registration Statement on Form N-1A
                  File Nos. 033-92982 and 811-09054
                  ---------------------------------------------------------

Ladies and Gentlemen:

     The Fund, on behalf of its series, Credit Suisse Strategic Allocation Fund -- Conservative, Credit Suisse Strategic Allocation Fund -- Moderate and Credit Suisse Strategic Allocation Fund -- Aggressive, hereby requests that the effective date for Post-Effective Amendment No. 26 to its Registration Statement on Form N-1A be accelerated so that it will become effective on September 1, 2005.

                                    Very truly yours,

                                    Credit Suisse Opportunity Funds

                                    By:   /s/ J. Kevin Gao
                                          ----------------------------------
                                          J. Kevin Gao
                                          Vice President and Secretary

                 CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.
                              466 Lexington Avenue
                            New York, New York 10017

                                                               August 25, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

         Re:      Credit Suisse Opportunity Funds (the "Fund")
                  Registration Statement on Form N-1A
                  Files Nos. File Nos. 033-92982 and 811-09054
                  ---------------------------------------------------------

 Ladies and Gentlemen:

     Credit Suisse Asset Management Securities, Inc., the principal underwriter of the proposed public offering of securities of the Fund, on behalf of its series, Credit Suisse Strategic Allocation Fund -- Conservative, Credit Suisse Strategic Allocation Fund -- Moderate and Credit Suisse Strategic Allocation Fund -- Aggressive, hereby joins the Fund in requesting that the effective date for Post-Effective Amendment No. 26 to the Fund's Registration Statement on Form N-1A be accelerated so that it will become effective on September 1, 2005.

                              Very truly yours,

                             CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.



                             By:   /s/ Steven Plump
                                   -----------------------------------------
                                   Steven Plump
                                   President

VIA EDGAR

August 25, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

                  Re: Credit Suisse Opportunity Funds (the "Fund")
                      (Securities Act File No. 033-92982;
                      Investment Company Act File No. 811-09054)
                      Post-Effective Amendment No. 26 (the "Amendment")
                      -------------------------------------------------------

Ladies and Gentlemen:

This letter is provided to the Securities and Exchange Commission (the "Commission") in connection with the above-referenced filing, which is being made today pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act").

On behalf of the Fund, we hereby acknowledge that the disclosure in the Amendment is the Fund's responsibility. On behalf of the Fund, we hereby acknowledge that the staff's review of Post-Effective Amendment No. 25 to the Fund's Registration Statement, filed on April 1, 2005 pursuant to Rule 485(a) under the 1933 Act ("Post-Effective Amendment No. 25") does not foreclose the Commission from taking any action with respect to the filing of the Amendment and, on behalf of the Fund, we hereby represent that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Fund, we further acknowledge that the staff's review of Post-Effective Amendment No. 25 does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Amendment.

Should members of the staff of the Commission have any questions or comments concerning the Amendment, they should call the undersigned at (212) 875-3927.

Very truly yours,

/s/ J. Kevin Gao
-------------------
J. Kevin Gao

cc:      Christian Sandoe
         Rose F. DiMartino, Esq.